UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16

OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2015

Commission File No.: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its charter)

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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Entry into a Material Definitive Agreement

On December 29, 2014, Amira Nature Foods Ltd (“the Company”), announced that it entered into a $90 million contract to supply third party branded basmati rice to a key repeat customer in the Europe, Middle East, and Africa (“EMEA”) region.

Other Events

On December 29, 2014 the Company issued a press release announcing its entry into the above-referenced agreement. The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

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99.1	Press Release, dated December 29, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 2, 2015

AMIRA NATURE FOODS LTD

By:	/s/ Bruce C. Wacha

Name:	Bruce C. Wacha
Title:	Chief Financial Officer